EXHIBIT 2
AGREEMENT AND PLAN OF MERGER
DATED AS OF MAY 7, 2008
BY AND BETWEEN
FIRST PLACE FINANCIAL CORP.
AND
CAMCO FINANCIAL CORPORATION

TABLE OF CONTENTS
Page

ARTICLE I THE MERGER	1
1.1 The Merger	1
1.2 Effective Time	1
1.3 Effects of the Merger	2
1.4 Certificate of Incorporation and Bylaws	2
1.5 Directors and Executive Officers of the Surviving Corporation	2
1.6 Tax Consequences	2
1.7 Offices	2
1.8 Additional Actions	2
1.9 First Place Common Stock	2

ARTICLE II CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES	3
2.1 Conversion of Shares	3
2.2 Election Procedures	4
2.3 Exchange Procedures	6
2.4 Rights as Stockholders; Stock Transfers	8
2.5 No Fractional Shares	8
2.6 Anti-Dilution Provisions	9
2.7 Withholding Rights	9
2.8 Options	9
2.9 Dissenters’ Rights	10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF CAMCO	10
3.1 Corporate Organization	11
3.2 Capitalization	11
3.3 Authority; No Violation	12
3.4 Consents and Approvals	13
3.5 Reports	14
3.6 Financial Statements	14
3.7 Broker’s Fees	14
3.8 Absence of Certain Changes or Events	15
3.9 Legal Proceedings	15
3.10 Taxes	16
3.11 Employee Benefit Plan Matters	18
3.12 SEC Reports	20
3.13 Camco Information	20
3.14 Ownership of First Place Common Stock	20
3.15 Compliance with Applicable Law	20
3.16 Certain Contracts	21
3.17 Agreements with Regulatory Agencies	22
3.18 Investment Securities	22
3.19 Intellectual Property	23
3.20 Undisclosed Liabilities	23
3.21 State Takeover Laws	23
3.22 Administration of Fiduciary Accounts	23

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3.23 Environmental Matters	23
3.24 Derivative Transactions	24
3.25 Opinion	25
3.26 Assistance Agreements	25
3.27 Approvals	25
3.28 Loan Portfolio	25
3.29 Mortgage Banking Business	26
3.30 Properties	28
3.31 Labor and Employment Matters	28
3.32 Termination Benefits	28
3.33 Deposits	29
3.34 Required Vote	29
3.35 Transactions With Affiliates	29
3.36 Insurance	29
3.37 Indemnification	29
3.38 Voting Agreements	30
3.39 CRA Rating	30
3.40 Disclosure	30

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF FIRST PLACE	30
4.1 Corporate Organization	30
4.2 Capitalization	31
4.3 Authority; No Violation	32
4.4 Consents and Approvals	33
4.5 Reports	33
4.6 Financial Statements	34
4.7 Broker’s Fees	34
4.8 Absence of Certain Changes or Events	34
4.9 Legal Proceedings	35
4.10 Taxes	35
4.11 SEC Reports	37
4.12 First Place Information	37
4.13 Ownership of Camco Common Stock	37
4.14 Compliance with Applicable Law	37
4.15 Agreements with Regulatory Agencies	38
4.16 Undisclosed Liabilities	38
4.17 Loan Portfolio	38
4.18 Transactions With Affiliates	39
4.19 Insurance	39
4.20 CRA Rating	39
4.21 Employee Benefit Matters	40
4.22 Disclosure	41
4.23 Required Vote	41
4.24 Assistance Agreements	41
4.25 Approvals	41

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS	41
5.1 Forbearances of Camco	41
5.2 Forbearances of First Place	46

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ARTICLE VI ADDITIONAL AGREEMENTS	46
6.1 Reasonable Best Efforts	46
6.2 Stockholder Approval	46
6.3 Registration Statement	47
6.4 Regulatory Filings	48
6.5 Press Releases	49
6.6 Access; Information	49
6.7 Acquisition Proposals	50
6.8 Certain Policies	51
6.9 NASDAQ Listing	51
6.10 Indemnification	51
6.11 Benefit Plans	53
6.12 Notification of Certain Matters	55
6.13 Subsequent Interim and Annual Financial Statements	55
6.14 Board and Loan Committee Visitation Rights	55
6.15 Current Information	55
6.16 Execution and Authorization of Bank Merger Agreement	56
6.17 Advisory Board	56
6.18 Board Representation	56
6.19 Retention Bonus	56
6.20 Tax Treatment	56
6.21 Lease Obligations	56
6.22 Other Obligations	57

ARTICLE VII CONDITIONS PRECEDENT	57
7.1 Conditions to Each Party’s Obligation To Effect the Merger	57
7.2 Conditions to Obligations of First Place	58
7.3 Conditions to Obligations of Camco	59

ARTICLE VIII TERMINATION AND AMENDMENT	60
8.1 Termination	60
8.2 Effect of Termination	62
8.3 Extension; Waiver	64

ARTICLE IX GENERAL PROVISIONS	64
9.1 Closing	64
9.2 Alternative Structure	64
9.3 Nonsurvival of Representations, Warranties and Agreements	64
9.4 Expenses	65
9.5 Notices	65
9.6 Interpretation	66
9.7 Entire Agreement	66
9.8 Governing Law	66
9.9 Enforcement of the Agreement	66
9.10 Severability	66
9.11 Amendment	67
9.12 Assignment	67
9.13 Counterparts	67

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER, dated as of May 7, 2008 (“Agreement”), is by and between First Place Financial Corp., a Delaware corporation (“First Place”), and Camco Financial Corporation, a Delaware corporation (“Camco”) (First Place and Camco are sometimes collectively referred to herein as the “Parties”).
     WHEREAS, the boards of directors of First Place and Camco: (i) have determined that it is in the best interests of their respective companies and their stockholders to consummate the Merger (as defined in Section 1.1 hereof) and the Subsidiary Merger (as defined below); (ii) have determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies; and (iii) have approved, at meetings of each such board of directors, this Agreement; and
     WHEREAS, following the execution and delivery of this Agreement, First Place Bank, a federal savings association and a wholly owned subsidiary of First Place (the “Bank”) and Advantage Bank, an Ohio chartered bank and a wholly owned subsidiary of Camco (“Camco Bank”), will enter into a Plan of Merger (the “Bank Merger Agreement”), a form of which is attached hereto as Annex A, that provides for the merger of Camco Bank into the Bank after the Effective Time (as defined in Section 1.2 hereof), with the Bank as the surviving institution (“Subsidiary Merger”); and
     WHEREAS, the directors and executive officers of Camco have on the date hereof entered into Voting Agreements with First Place, in the form attached hereto as Annex B, agreeing to vote for the Merger; and
     WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2 hereof), Camco shall merge with and into First Place (the “Merger”), with First Place as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon completion of the Merger, First Place shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be “First Place Financial Corp.” Upon consummation of the Merger, the separate corporate existence of Camco shall terminate.
     1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with the Delaware Secretary of State on the Closing Date (as defined in Section 9.1 hereof). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.
     1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL, including Sections 259 and 261.
     1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of First Place, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
     1.5 Directors and Executive Officers of the Surviving Corporation. The directors of First Place prior to the Effective Time shall be the directors of First Place immediately after the Effective Time, except for the appointment at the Effective Time of the Camco Designees, who shall serve as directors on the board of directors of First Place and the Bank. The executive officers of First Place prior to the Effective Time shall be the executive officers of First Place immediately after the Effective Time, each of whom shall serve until such time as their successors shall be duly elected and qualified. “Camco Designees” shall mean two persons selected by First Place after consultation with Camco from among the directors serving on the Camco board of directors on the date hereof.
     1.6 Tax Consequences. It is intended that the Merger constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code.
     1.7 Offices. After the Effective Time, the headquarters of the Surviving Corporation shall be at 185 East Market Street, Warren, Ohio 44481.
     1.8 Additional Actions. If, at any time after the Effective Time, First Place shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in First Place its right, title or interest in, to or under any of the rights, properties or assets of Camco acquired or to be acquired by First Place as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Camco, and its proper officers and directors, shall be deemed to have granted to First Place an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in First Place, consummate the Merger or otherwise to carry out the purposes of this Agreement, and the proper officers and directors of First Place are fully authorized in the name of First Place or otherwise to take any and all such action.
     1.9 First Place Common Stock. Each share of First Place common stock, par value $0.01 per share, (“First Place Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

ARTICLE II
CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES
     2.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Camco common stock, $1.00 par value (“Camco Common Stock”):
          (a) Camco Common Stock. Subject to Sections 2.1(b), 2.2, 2.5, 2.6, and 2.7, each share of Camco Common Stock issued and outstanding immediately prior to the Effective Time excluding: (i) those shares of Camco Common Stock held by a Dissenting Stockholder (defined in Section 2.9) asserting their Dissenters’ Rights as set forth in Section 2.9; (ii) Camco Common Stock held as treasury shares; and (iii) all shares of Camco Common Stock that are owned directly or indirectly by First Place or Camco or any of their respective Subsidiaries (other than Trust Account Shares (defined in Section 2.1(b)) (collectively, the “Excluded Shares”) shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof:
               (i) Per Share Cash Consideration. A cash amount equal to $13.58 (the “Per Share Cash Consideration”); or
               (ii) Per Share Stock Consideration. .97 shares (“Exchange Ratio”) of First Place Common Stock (the “Per Share Stock Consideration”), provided, however, that:
                    (a) if the Average Share Price (as defined below) is equal to or greater than $16.80, the Exchange Ratio shall be adjusted proportionately such that the adjusted Exchange Ratio multiplied by the Average Share Price shall equal $16.30 and
                    (b) if the Average Share Price (as defined below) is equal to or less than $11.20, First Place may, but is not obligated to, increase the Exchange Ratio such that the adjusted Exchange Ratio multiplied by the Average Share Price shall equal $10.86.
     For purposes of this Agreement, “Average Share Price” means the closing price per share for First Place Common Stock on the NASDAQ Global Select Market for the twenty-five consecutive NASDAQ trading day period ending on the tenth day prior to the Closing Date.
     The aggregate consideration to the holders of Camco Common Stock will be comprised of the Specified Cash Percentage of the issued and outstanding shares of Camco Common Stock converting into the right to receive the Per Share Cash Consideration (“Cash Consideration”) and the Specified Stock Percentage of the issued and outstanding shares of Camco Common Stock converting into the right to receive the Per Share Stock Consideration (“Stock Consideration”). The “Aggregate Merger Consideration” shall be (i) the cash amount equal to (A) the Specified Cash Percentage of the number of shares of Camco Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) multiplied by (B) $13.58 (the “Maximum Cash Consideration”); and (ii) the number of shares of First Place Common Stock equal to the product of (X) the Specified Stock Percentage of the number of shares of Camco Common Stock issued and outstanding immediately prior to the Effective Time

(other than the Excluded Shares) multiplied by (Y) the Per Share Stock Consideration (as and if adjusted), subject to Section 2.2.
     The term “Specified Stock Percentage” shall equal 73.501%.
     The term “Specified Cash Percentage” shall equal 26.499%.
          (b) At the Effective Time, all shares of Camco Common Stock that are owned by Camco as treasury stock and all shares of Camco Common Stock that are owned directly or indirectly by First Place or Camco or any of their respective Subsidiaries (other than shares of Camco Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties, whether held directly or indirectly by First Place or Camco, as the case may be, being referred to herein as “Trust Account Shares”) shall be cancelled and shall cease to exist and no stock of First Place or other consideration shall be delivered in exchange therefore. All shares of First Place Common Stock that are owned by Camco or any of its Subsidiaries (other than Trust Account Shares), if any, shall become treasury stock of First Place.
     2.2 Election Procedures.
          (a) Election Form. An election form, in such form as Camco and First Place shall mutually agree (the “Election Form”), shall be mailed at such time and on such date as provided in Section 2.3(a) to the holders of Camco Common Stock of record at the Effective Time. Each Election Form shall permit the holder of Camco Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1 hereof, (i) to elect to receive First Place Common Stock with respect to all of such holder’s Camco Common Stock as hereinabove provided (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Camco Common Stock as hereinabove provided (a “Cash Election”), (iii) to elect to receive cash with respect to some of such holder’s shares and shares of First Place Common Stock with respect to such holder’s remaining shares (a “Mixed Election”), or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Camco Common Stock (a “Non-Election”). Shares of Camco Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Camco Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Camco Common Stock as to which (x) no election has been made or (y) as to which dissenters’ rights have not been perfected, have been effectively withdrawn or the holder thereof has lost its right to dissent to the Merger are referred to herein as “No-Election Shares.” Nominee record holders who hold Camco Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline (defined below), or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Camco Common Stock held by such stockholder shall be designated No-Election Shares.

          (b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Eastern Daylight Time, on the 30th day following but not including the date of mailing of the Election Form or such other date as First Place and Camco shall mutually agree upon.
          (c) Effective Election. Any election to receive First Place Common Stock or cash shall have been properly made only if the agent designated by First Place to act as the exchange agent for purposes of conducting the election procedure and the exchange procedure described in this Section 2.2 and Section 2.3 hereof (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other person to whom the subject shares of Camco Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither First Place, Camco nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.
          (d) Allocation. The Exchange Agent shall effect the allocation among holders of Camco Common Stock of rights to receive First Place Common Stock or cash in the Merger in accordance with the Election Forms as follows:
               (i) Maximum Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Maximum Cash Consideration, then:
                    (1) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration;
                    (2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Maximum Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;
                    (3) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the Maximum Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration, and each

Reallocated Cash Share will be converted into the right to receive the Per Share Cash Consideration; and
                    (4) each Stock Election Share which is not a Reallocated Cash Share shall be converted into the right to receive the Per Share Stock Consideration.
               (ii) Maximum Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Maximum Cash Consideration, then:
                    (1) each Stock Election Share and each No-Election Share shall be converted into the right to receive the Per Share Stock Consideration;
                    (2) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Cash Election Shares into Stock Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Per Share Stock Consideration; and
                    (3) each Cash Election Share which is not a Reallocated Stock Share shall be converted into the right to receive the Per Share Cash Consideration.
               (iii) Maximum Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Maximum Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Stock Consideration and all No-Election Shares and all Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration.
          (e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.2(d)(i)(3) hereof to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares (based upon the number of Stock Election Shares held) shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 2.2(d)(ii)(2) hereof to convert some Cash Election Shares (based upon the number of Cash Election Shares held) into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.
     2.3 Exchange Procedures.
          (a) Mailing of Transmittal Material. Provided that Camco has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, First Place shall instruct the Exchange Agent to, no later than 15 days after the Closing Date, mail or make available to each holder of record of Camco Common Stock as of the Effective Time: (i) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stock certificates representing Shares of Camco Common Stock (“Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificates in exchange for the consideration set forth in Section 2.1(a) hereof and (ii) the Election Form. A letter of transmittal will be properly completed only if accompanied by Certificates representing all shares of Camco Common Stock covered thereby, subject to the provisions of paragraph (d) of this Section 2.3.
          (b) First Place Deliveries. At the Effective Time, for the benefit of the holders of Certificates, (i) First Place shall deliver to the Exchange Agent certificates evidencing the number of shares of First Place Common Stock issuable and (ii) First Place shall deliver, or cause the Bank to deliver, to the Exchange Agent, the cash portion of the Aggregate Merger Consideration payable pursuant to this Article II in exchange for Certificates representing outstanding shares of Camco Common Stock. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of First Place Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.
          (c) Exchange Agent Deliveries. After completion of the allocations referred to in paragraphs (d) and (e) of Section 2.2 hereof, each holder of an outstanding Certificates who has surrendered such Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of First Place Common Stock and/or the amount of cash into which the aggregate number of shares of Camco Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement (including, but not limited to, payment for fractional shares under Section 2.5 hereof) and, if such holder’s shares of Camco Common Stock have been converted into First Place Common Stock, any other distribution theretofore paid with respect to First Place Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate which prior to the Effective Time represented Camco Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of First Place Common Stock and/or the right to receive the amount of cash into which such Camco Common Stock shall have been converted. No dividends which have been declared will be remitted to any person entitled to receive shares of First Place Common Stock under Section 2.2 hereof until such person surrenders the Certificates representing Camco Common Stock, at which time such dividends shall be remitted to such person, without interest.
          (d) Lost or Destroyed Certificates; Issuances of First Place Common Stock in New Names. The Exchange Agent and First Place, as the case may be, shall not be obligated to deliver cash and/or a certificate representing shares of First Place Common Stock to which a holder of Camco Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificates representing the shares of Camco Common Stock for exchange as provided in this Section 2.3, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by First Place. If any certificates evidencing shares of First Place Common Stock are to be issued in a name other than that in which the Certificate evidencing Camco Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of First Place Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
          (e) Unclaimed Merger Consideration. Any portion of the shares of First Place Common Stock and cash delivered to the Exchange Agent by First Place pursuant to Section 2.3(b) hereof that remains unclaimed by the stockholders of Camco for nine months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to First Place or its agent. If outstanding Certificates for shares of Camco Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of First Place Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of First Place (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. First Place and the Exchange Agent shall be entitled to rely upon the stock transfer books of Camco to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, First Place and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. First Place will engage the Exchange Agent as its lawful agent for purposes of this section.
     2.4 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Camco Common Stock shall cease to be, and shall have no rights as, stockholders of Camco other than to receive the consideration provided in this Article II. After the Effective Time, there shall be no further transfer on the records of Camco of Certificates representing shares of Camco Common Stock, and if such Certificates are presented to Camco for transfer, they shall be cancelled against delivery of certificates for First Place Common Stock or cash as provided in this Article II.
     2.5 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of First Place Common Stock shall be issued in the Merger. Each holder of Camco Common Stock who otherwise would have been entitled to a fraction of a share of First Place Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.
     2.6 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, the shares of First Place Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly.
     2.7 Withholding Rights. First Place (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Camco Common Stock such amounts as First Place is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Camco Common Stock in respect of which such deduction and withholding was made by First Place.
     2.8 Options. Schedule 2.8 of the Camco Disclosure Schedules (defined hereafter) sets forth all of the Camco stock option plans (“Camco Option Plans”) and all grantees holding unexercised and unexpired options to acquire Camco Common Stock (“Camco Options”) as of the date of this Agreement (“Camco Optionholder”), including the name of each such Camco Optionholder, the date on which each Camco Option was granted, the expiration date of each Camco Option, the price at which each Camco Option may be exercised under the Camco Option Plans, the number of shares of Camco Common Stock subject to each Camco Option and the status of the Camco Option grant as qualified or non-qualified under Section 422 of the Code. Upon the Effective Date, each Camco Option which is then outstanding shall cease to represent a right to acquire shares of Camco Common Stock and shall be converted automatically into an option to purchase shares of First Place Common Stock, and First Place shall assume each such Camco Option, in accordance with the terms of the Camco Stock Option Plans and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) First Place and the Compensation Committee of its Board of Directors shall be substituted for Camco and the committee of the Board of Directors of Camco (including, if applicable, the entire Board of Directors of Camco) administering such Camco Option Plans, (ii) each Camco Option assumed by First Place may be exercised solely for shares of First Place Common Stock, (iii) the number of shares of First Place Common Stock subject to such Camco Option shall be equal to the number of shares of Camco Common Stock subject to such Camco Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as may be adjusted), provided that any fractional shares of First Place Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the per share exercise price under each such Camco Option shall be adjusted by dividing the per share exercise price under each such Camco Option by the Exchange Ratio (as may be adjusted), provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the preceding sentence, (i) each Camco Option shall be adjusted in compliance with Section 409A of the Code, and the regulations promulgated thereunder, and (ii) each Camco Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. First Place and Camco agree to take all necessary steps to effect the foregoing provisions of this Section 2.8.
     2.9 Dissenters’ Rights. Each share of Camco Common Stock that is held by a stockholder (“Dissenting Stockholder”) who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such share of Camco Common Stock (a “Dissenting Share”) in accordance with the DGCL (“Dissenters’ Rights”) shall not be converted into or exchanged for a right to receive any part of the Aggregate Merger Consideration pursuant to this Agreement, but instead shall be deemed converted as of the Effective Time into the right to receive such amount as shall be determined to be payable pursuant to Dissenters Rights in accordance with the applicable provisions of the DGCL, without interest (the “Dissenter Payment”). Any Dissenter Payment for each Dissenting Share shall be paid by the Surviving Corporation in accordance with the applicable provisions of the DGCL. In the case of any Dissenting Shares held by a stockholder who fails to perfect or withdraws his/her exercise of Dissenters’ Rights in accordance with the applicable provisions of the DGCL or who otherwise loses such holder’s right to appraisal, such shares shall no longer be deemed Dissenting Shares but shall be deemed to have been converted as of the Effective Time into the right to receive their portion of the Aggregate Merger Consideration in accordance with the provisions of this Article II, and the provisions of this Section 2.9 shall not apply to such shares or such stockholder.
          (b) Camco shall (i) give First Place prompt written notice of the receipt of any notice from a stockholder purporting to exercise any Dissenters’ Rights or that Camco has reason to believe may assert Dissenters’ Rights, (ii) not settle or offer to settle any demand for payment without the prior written consent of First Place, which shall not be unreasonably withheld; and (iii) not waive any failure to comply strictly with any procedural requirements of the DGCL.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CAMCO
     Prior to the date hereof, Camco has delivered to First Place a schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III hereof or to one or more of its covenants contained in Article V hereof or additional agreements in Article VI hereof (“Camco Disclosure Schedules”). A disclosure in the Camco Disclosure Schedules shall qualify the applicable section or subsection of this Agreement regardless of whether such section or subsection specifically references the Camco Disclosure Schedules. Camco hereby represents and warrants to First Place that each of the following representations and warranties in this Article III of this Agreement, which include and incorporate the exceptions set forth on the Camco Disclosure Schedules, are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties expressly are made as of specific date and time (in which case such representations and warranties will be true and correct as of such date and time):

     3.1 Corporate Organization.
          (a) Camco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Camco has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined in Section 8.1(e) hereof). Camco is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and has made a financial holding company election with the Board of Governors of the Federal Reserve Board (“FRB”). The Restated Certificate of Incorporation and Amended and Restated Bylaws of Camco, copies of which have previously been delivered to First Place, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, association, organization, trust or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.
          (b) Camco Bank is in good standing as a bank duly organized and validly existing under the laws of the State of Ohio and the rules and regulations of the Ohio Department of Commerce, Division of Financial Institutions (the “Ohio DFI”) and the Federal Deposit Insurance Corporation (“FDIC”). The deposit accounts of Camco Bank are insured by the FDIC to the maximum extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Camco Bank. Each of Camco’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Camco’s Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. The governing documents of each Subsidiary of Camco, copies of which have previously been delivered to First Place, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
          (c) The minute books of Camco and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2002 of its respective stockholders and boards of directors (including committees of their respective boards of directors). Camco has made available to First Place correct and complete copies of all minutes of the board of directors of Camco and its Subsidiaries since December 31, 2002.
     3.2 Capitalization.
          (a) The authorized capital stock of Camco consists of) 14,900,000 shares of Camco Common Stock and 100,000 preferred shares, par value $1.00 per share (“Camco

Preferred Stock”). No other capital stock is authorized. As of the date of this Agreement, there are (x) 8,834,508 shares of Camco Common Stock issued and outstanding and 1,678,913 shares of Camco Common Stock held in Camco’s treasury; (y) 518,340 shares of Camco Common Stock reserved for issuance pursuant to Camco’s Option Plans and described in Schedule 2.8 of the Camco Disclosure Schedules and (z) no shares of Camco Preferred Stock issued and outstanding. All of the issued and outstanding shares of Camco Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as referred to above or reflected in Schedule 2.8 of the Camco Disclosure Schedules, Camco does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Camco Common Stock, Camco Preferred Stock or any other equity security of Camco.
          (b) Schedule 3.2(b) of the Camco Disclosure Schedules sets forth a true and correct list of all of the Subsidiaries of Camco and Camco Bank as of the date of this Agreement, including the number of shares of capital stock of each Subsidiary issued, if available, and the holder(s) of such shares. Camco and Camco Bank each own, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of their respective Subsidiaries, free and clear of all liens, charges, encumbrances, pledges or security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, except for the shares of capital stock of Camco Bank which are assessable. No Subsidiary of Camco or Camco Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.
     3.3 Authority; No Violation.
          (a) Camco has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the board of directors of Camco. The board of directors of Camco has directed that this Agreement be submitted to Camco’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Camco’s stockholders, no other corporate proceedings (except for regulatory approvals) on the part of Camco (other than the approval of the Bank Merger Agreement by Camco as the sole stockholder of Camco Bank) are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Camco and (assuming due authorization, execution and delivery by First Place) constitutes a valid and binding obligation of Camco, enforceable against Camco in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.
          (b) Camco Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved prior thereto by the board of directors of Camco Bank. No other corporate proceedings on the part of Camco Bank are necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement (assuming due authorization, execution and delivery by the Bank) will constitute a valid and binding obligation of Camco Bank, enforceable against Camco Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.
          (c) Neither the execution and delivery of this Agreement by Camco or the Bank Merger Agreement by Camco Bank, nor the consummation by Camco or Camco Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Camco or Camco Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of their respective governing documents, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Camco or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Camco or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Camco or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on Camco or materially impact the terms and conditions or transactions contemplated hereby.
     3.4 Consents and Approvals. Except for (a) the filing of applications with the OTS and approval of such applications by the OTS; (b) the filing with the Securities and Exchange Commission (“SEC”) of (i) a proxy statement/prospectus in definitive form relating to the Camco Stockholder Meeting to be held in connection with this Agreement and the Merger contemplated hereby (the “Proxy Statement”) and (ii) a Registration Statement on Form S-4 (the “S-4”) registering the First Place Common Stock to be issued in connection with this Agreement and the transactions contemplated hereby, (c) the adoption of this Agreement by the requisite vote of the stockholders of Camco and the adoption of the Bank Merger Agreement by the requisite vote of stockholders of Camco Bank, (d) the filing of the Certificate of Merger with the Delaware Secretary of State, (e) such filings, authorizations or approvals as may be set forth in Schedule 3.4 of the Camco Disclosure Schedules, and (e) the adoption of this Agreement by the requisite vote of the stockholders of First Place, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by Camco of this Agreement and (2) the consummation by Camco of the Merger and the other transactions contemplated hereby.

     3.5 Reports. Camco and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with (i) the Ohio DFI, (ii) the FRB, (iii) the FDIC, (iv) any state regulatory authority (a “State Regulator”) and (v) any self-regulatory organization (“SRO”) (collectively, the “Regulatory Agencies” and individually a “Regulatory Agency”), and all other material reports and statements required to be filed by them since December 31, 2004, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Ohio DFI, the FRB, the FDIC or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Camco and its Subsidiaries and except as set forth in Schedule 3.5 of the Camco Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to Camco’s knowledge, investigation into the business or operations of Camco or any of its Subsidiaries since December 31, 2004. Except as set forth in Schedule 3.5, there is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Camco or any of its Subsidiaries.
     3.6 Financial Statements. Camco has previously delivered to First Place copies of (a) the consolidated balance sheets of Camco and its Subsidiaries at December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2005 through 2007, inclusive, in each case accompanied by the audit report of Plante & Moran, PLLC, independent public accountants with respect to Camco (collectively the “Camco Financial Statements”). The December 31, 2007 consolidated balance sheet of Camco (including the related notes, where applicable) fairly presents the consolidated financial position of Camco and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.13 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of Camco and its Subsidiaries for their respective fiscal periods or as of their respective dates; each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.13 hereof will comply, in all material respects with applicable accounting requirements (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), and the financial statements referred to in Section 6.13 hereof will be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes) consistently applied during the periods involved, except as indicated in the notes thereto. The fiscal year-end audits of Camco and its Subsidiaries have been concluded in accordance with generally accepted auditing standards of the United States. The books and records of Camco and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.
     3.7 Broker’s Fees. Neither Camco nor any Subsidiary of Camco has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Camco has engaged, and will pay a fee or commission to Stifel, Nicolaus & Company, Incorporated

(“Stifel”) in accordance with the terms of a letter agreement between Stifel and Camco concerning the Merger and for the issuance of an opinion, subject to the terms, conditions, assumptions and qualifications set forth therein, regarding the fairness, from a financial point of view, of the per share merger consideration to be paid by First Place to the holders of shares of Camco Common Stock (excluding the Excluded Shares) in connection with the Merger pursuant to this Agreement.
     3.8 Absence of Certain Changes or Events.
          (a) Except as may be set forth in Schedule 3.8(a) of the Camco Disclosure Schedules or as provided for in the Camco Financial Statements, since December 31, 2007, (i) neither Camco nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Camco.
          (b) Except as set forth in Schedule 3.8(b) of the Camco Disclosure Schedules, since December 31, 2007, Camco and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practice and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.
          (c) Except as set forth in Schedule 3.8(c) of the Camco Disclosure Schedules and except to the extent permitted under Section 5.1(d)(i) hereof, since December 31, 2007, neither Camco nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2007 (which amounts have been previously disclosed to First Place), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any Camco Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance or (iii) taken any of the actions set forth in Section 5.1 hereof since March 19, 2008.
          (d) Since December 31, 2007, neither Camco nor any of its Subsidiaries has had any layoffs, work force reductions or otherwise terminated the employment of its employees, other than (i) in the ordinary course of business, consistent with past practice or (ii) for cause.
     3.9 Legal Proceedings.
          (a) Except as set forth in Schedule 3.9(a) of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is a party to any, and there are no pending or, to Camco’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations (i) of any nature against Camco or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

          (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Camco, any of its Subsidiaries or the assets of Camco or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect on Camco.
          (c) Except as set forth in Schedule 3.9(c) of the Camco Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or, to Camco’s knowledge, threatened, against any of the directors or officers of Camco or any of its Subsidiaries in their capacities as such, and no director or officer of Camco or any of its Subsidiaries currently is being indemnified or seeking to be indemnified by Camco or any of its Subsidiaries pursuant to applicable law or their governing documents.
     3.10 Taxes.
          (a) Except as set forth in Schedule 3.10(a) of the Camco Disclosure Schedule, (i) all Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to Camco and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full or adequate provision for such payment has been or will be made; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither Camco nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of Camco or any of its Subsidiary, other than extensions that have expired.
          (b) Camco has made available to First Place (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by Camco and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed and (ii) any audit report issued within the last three years relating to Taxes due from or with respect to Camco and its Subsidiaries. Since January 1, 2001, no claim has been made by a taxing authority in a jurisdiction where Camco and its Subsidiaries do not file Tax Returns that Camco or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
          (c) Neither Camco nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Camco Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the Camco Financial Statements.
          (d) Schedule 3.10(d) of the Camco Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to Camco and any of its Subsidiaries after January 1, 2005.

          (e) Except as set forth in Schedule 3.10(e) of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement. Any such Tax allocation or sharing agreement will be terminated on or before the Closing Date.
          (f) Since January 1, 2002, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to Camco or any of its Subsidiaries.
          (g) Except for the amounts calculated and the detailed disclosure for each person set forth on Schedule 3.10(g) of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the Treasury Regulations issued thereunder. Neither Camco nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code. Neither Camco nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither Camco nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return the common parent of which was not Camco or (B) has any liability for the taxes of any person (other than Camco or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
          (h) Except as set forth on Schedule 3.10(h) of the Camco Disclosure Schedules, since January 1, 2005, neither Camco nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by Camco or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of Camco or any of its Subsidiaries.
          (i) Neither Camco nor any of its Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.
          (j) As of the date hereof, Camco has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as reorganization within the meaning of Section 368(a) of the Code.
          (k) Each of Camco and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under applicable laws.

          (l) There are no liens or other encumbrances on any of the assets of Camco or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).
          (m) Except as set forth in Schedule 3.10(m) of the Camco Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the Camco Group allocable to Camco and each of its Subsidiaries, Camco Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.
          (n) No liability will be created for Camco or its successors after the Closing Date as a result of the triggering into income or gain of deferred inter-company transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the Camco Group.
          (o) Neither Camco nor any of its Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.
          (p) Except as set forth in Schedule 3.10(p) of the Camco Disclosure Schedules, each of Camco and its Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at levels sufficient not to cause Camco or its Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and Camco and its Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause Camco or any successor to Camco to be liable for any such penalties.
     For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.
     For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.
     For purposes of this Agreement, “Camco Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes Camco and its Subsidiaries or any predecessor of or any successor to Camco (or to another such predecessor or successor).
     3.11 Employee Benefit Plan Matters. Schedule 3.11(a) of the Camco Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement (collectively referred to as the “Plans”) by Camco or any of its Subsidiaries or by any trade or business, whether or not incorporated which together with Camco would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), for the benefit of any employee or former employee of Camco, any Subsidiary or any ERISA Affiliate.
          (b) Camco has heretofore delivered to First Place true and complete copies of each of the Plans and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any Plan (if applicable) for each of the last three (3) years, (ii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for any Plan, (iii) the most recent three (3) years’ annual reports (Form 5500), together with all schedules, as required, filed with the IRS or Department of Labor (“DOL”) for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with the DOL.
          (c) Except as set forth in Schedule 3.11(c) of the Camco Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (1) has received a favorable determination letter from the IRS, (2) is or will be the subject of an application for a favorable determination letter, or (3) is set forth on a prototype document which is subject to a current opinion letter which has not expired and Camco is not aware of any circumstances that could reasonably be expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Camco, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Camco, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Camco, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Camco, its Subsidiaries or a Camco ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (viii) each Plan set forth on Schedule 3.11(a) can be terminated without payment of an additional contribution or amount, other than contributions and amounts required by the terms of the Plan without regard to the Plan’s termination, and without vesting or acceleration of any benefits provided under such Plan, other than vesting required by the Code as a result of a qualified Plan’s termination, (ix) all contributions or other amounts payable by Camco, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan which is subject to Title IV of ERISA in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (x) neither Camco, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which Camco, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or, to Camco’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of Camco or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.
     3.12 SEC Reports. Since December 31, 2004, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-Q and 8-K), schedule and definitive proxy statement filed by Camco with the SEC pursuant to the Securities Act of 1933 (“Securities Act”) and the Securities Exchange Act of 1943 (“Exchange Act”) (the “Camco Reports”) or (b) communication mailed by Camco to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Camco has timely filed all Camco Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Camco Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.
     3.13 Camco Information. The information provided by and relating to Camco and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and the S-4 or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.
     3.14 Ownership of First Place Common Stock. Except as set forth in Schedule 3.14 of the Camco Disclosure Schedules, none of Camco or its Subsidiaries (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of First Place; provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of First Place constituting a component or portion of any index or mutual fund.
     3.15 Compliance with Applicable Law. Each of Camco and its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws,

regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices except for such noncompliance that would not, individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on Camco; and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to Camco’s knowledge, in default in any respect under such licenses, franchises, permits and authorizations under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Camco or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Camco.
     3.16 Certain Contracts.
          (a) Except as set forth in Schedule 3.16(a) of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees; (ii) which would entitle any present or former director, officer, employee or agent of Camco or any of its Subsidiaries to indemnification from Camco or any of its Subsidiaries; (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First Place, Camco, Camco Bank, the Bank or any of their respective Subsidiaries or successors to any officer or employee thereof; (iv) which involves the annual payment of $50,000 or more; (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $50,000 per annum, in the case of any such agreement with an individual, or $100,000 per annum, in the case of any other such agreement; (vi) which materially restricts the conduct of any line of business by Camco or any of its Subsidiaries; (vii) with or to a labor union or guild (including any collective bargaining agreement); (viii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets (other than this Agreement and the Bank Merger Agreement); (ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Camco or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (x) with respect to any material joint venture, partnership agreement or similar agreement; (xi) with respect to any agreement relating to any intellectual property other than “shrink wrap” licenses related to software; (xii) relating to the indebtedness by Camco or its Subsidiaries for borrowed money or any guaranty of indebtedness for borrowed money in excess of $10,000,000; or (xiii) excluding the plans set forth on Schedule 3.11, where any employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in Sections 3.16(a) and 3.16(c) hereof, whether or not set forth in Schedule 3.16(a) or Schedule 3.16(c) of the Camco Disclosure Schedules, is referred to herein as a “Camco Contract.” Camco has previously delivered to First Place true and correct copies of each Camco Contract.
          (b) Except as set forth in Schedule 3.16(b) of the Camco Disclosure Schedules, (i) each Camco Contract is valid and binding and in full force and effect, (ii) Camco and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Camco Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Camco, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Camco or any of its Subsidiaries under any such Camco Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Camco and (iv) no other party to such Camco Contract is, to Camco’s knowledge, in default in any respect thereunder.
          (c) Schedule 3.16(c) of the Camco Disclosure Schedules sets forth all agreements of Camco providing for the lease of real property, copies of which have previously been delivered or made available to First Place including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.
     3.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 3.17 of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 3.17 of the Camco Disclosure Schedules, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Camco or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.
     3.18 Investment Securities. Schedule 3.18 of the Camco Disclosure Schedules sets forth the book and market value as of December 31, 2007 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of Camco and its Subsidiaries. Schedule 3.18 of the Camco Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Camco’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Camco has no knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.
     3.19 Intellectual Property. Camco and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither Camco nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Camco and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Camco. Schedule 3.19 of the Camco Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks and trademarks of Camco and its Subsidiaries that are owned by Camco and its Subsidiaries and (ii) all material patents, registered copyrights, trade names, servicemarks and trademarks of Camco and its Subsidiaries that are licensed by Camco and its Subsidiaries.
     3.20 Undisclosed Liabilities. Except (a) as set forth in Schedule 3.20 of the Camco Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Camco included in the Camco Financial Statements; and (c) for liabilities incurred in the ordinary course of business since December 31, 2007 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Camco, neither Camco nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).
     3.21 State Takeover Laws. There are no antitakeover provisions in the Camco Restated Certificate of Incorporation or the DGCL that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. Camco has taken all actions required to exempt First Place and the Agreement from any provisions of an antitakeover nature in its Restated Certificate of Incorporation, Amended and Restated Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. Camco does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.
     3.22 Administration of Fiduciary Accounts. None of Camco or its Subsidiaries administers accounts for which it acts as a fiduciary, trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
     3.23 Environmental Matters. Except as set forth in Schedule 3.23 of the Camco Disclosure Schedules:
          (a) Each of Camco, its current or prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in material compliance with all applicable federal, state and local laws, regulations and ordinances and with all applicable permits, decrees, orders and contractual obligations relating to pollution, the discharge of, or exposure to materials in the environment or workplace (“Environmental Laws”);
          (b) There is no suit, claim, action or proceeding pending or, to Camco’s knowledge, threatened, before any court, Governmental Entity or other forum (including arbitration) in which Camco, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Camco or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property;
          (c) During the period of (x) Camco’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Camco’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Camco’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property except in compliance with required governmental permits. To Camco’s knowledge, prior to the period of (x) Camco’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Camco’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Camco’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except in compliance with required permits;
          (d) Except as set forth in Schedule 3.23(d) of the Camco Disclosure Schedules, all Phase I or Phase II environmental surveys on any properties owned or leased by Camco or its Subsidiaries, including but not limited to other real estate owned (“OREO”) properties have been provided in full to First Place and its representatives prior to execution of this Agreement, and those listed in the Schedule will be provided within ten days of execution of this Agreement; and
          (e) The following definitions apply for purposes of this Section 3.23 hereof: (x) “Loan Property” means any property in which Camco or any of its Subsidiaries holds a security interest or otherwise owns, including OREO; (y) “Participation Facility” means any facility in which Camco or any of its Subsidiaries participates in the management thereof, other than Loan Properties; (z) “materials” includes, but is not limited to, hazardous substances and petroleum as defined in section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. § 9601(14) and section 311 of the Clean Water Act, 33 U.S.C. § 1321 and their implementing regulations.
     3.24 Derivative Transactions. Except as set forth in Schedule 3.24 of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on its balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does Camco or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.
     3.25 Opinion. Camco has received an opinion from Stifel, dated as of the date of this Agreement, to the effect that, subject to the terms, conditions, assumptions and qualifications set forth therein and as of the date of such opinion, the per share Merger Consideration to be paid by First Place to the holders of shares of Camco Common Stock (excluding the Excluded Shares) in connection with the Merger pursuant to this Agreement is fair to such Camco stockholders, from a financial point of view.
     3.26 Assistance Agreements. Neither Camco nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Camco or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.
     3.27 Approvals. As of the date of this Agreement, Camco knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.
     3.28 Loan Portfolio.
          (a) The allowance for loan losses reflected in Camco’s audited statement of financial condition at December 31, 2007 was, and the allowance for loan losses shown on the balance sheets in Camco’s Reports for periods ending after December 31, 2007 will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested Camco Bank to increase the allowance for loan losses for such periods.
          (b) As of December 31, 2007, except as set forth in Schedule 3.28 of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (individually, a “Loan” and collectively, “Loans”), under the terms of which the obligor has, as of the date of this Agreement, three consecutive delinquent payments of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or ten percent stockholder of Camco or any of its Subsidiaries, or to the knowledge of Camco, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.28 of the Camco Disclosure Schedules sets forth (i) all of the Loans of Camco or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Camco or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof through the Closing Date, Camco shall inform First Place in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.
          (c) Each Loan reflected as an asset in the Camco Reports (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Camco.
     3.29 Mortgage Banking Business.
          (a) Warehouse Lines of Credit. Camco and its Subsidiaries do not maintain any warehouse lines of credit.
          (b) Compliance. Except as set forth in Schedule 3.29(b) of the Camco Disclosure Schedules, neither Camco nor any of its Subsidiaries has done or failed to do, or caused to be done or failed to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, investor or insurer, (vi) any surety or guaranty agreement or (vii) the rights of Camco or any of its Subsidiaries under any loan servicing agreement or loan purchase commitment. No Regulatory Agency, investor in Loans or insurer has (i) notified Camco or its Subsidiaries, or to Camco’s knowledge, claimed, that Camco or any of its Subsidiaries has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by Camco or any of its Subsidiaries to an investor or (ii) imposed restrictions on the activities (including commitment authority) of Camco or any of its Subsidiaries. Camco Bank has not and currently does not originate any FHA or VA Loans.
          (c) Loan Files. The loan documents relating to each Loan maintained in the loan files of Camco Bank were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Camco. The loan files maintained by Camco Bank contain originals or true, correct and complete copies of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate in all material respects and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Camco. Except as set forth in the loan documents relating to a Loan maintained in the loan files of Camco Bank, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Camco. Except as set forth in the loan documents maintained in the loan files by Camco Bank, to Camco’s knowledge, no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.
          (d) No Recourse. Except as set forth in Schedule 3.29(d) of the Camco Disclosure Schedules, Camco Bank is not subject to recourse in connection with any Loans sold by it for (i) losses on liquidation of a loan, (ii) borrower defaults or (iii) repurchase obligations upon the occurrence of non-payment.
          (e) Escrow Account. All escrow accounts have been maintained by Camco Bank and, to Camco’s knowledge, all prior servicers, in material compliance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. Camco Bank has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in Camco Bank’s name or the investor’s name by Camco Bank.
          (f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, Camco Bank has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Camco.
          (g) Pools. Each Loan included in a pool of Loans originated or acquired by Camco Bank (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To Camco’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by Camco nor the consummation by Camco or Camco Bank of the transactions contemplated hereby will require any Pool to be recertified.
          (h) Mortgage Insurance. For each Loan which is insured by private mortgage insurance, Camco Bank has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a

Material Adverse Effect on Camco, the insurance or guarantee is in full force and effect with respect to each such Loan, and to Camco’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.
     3.30 Properties. All real property and material personal property owned by Camco and its Subsidiaries or presently used by them in their businesses (but specifically excluding real estate acquired through foreclosure or deed in lieu thereof) is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on business in the ordinary course of business consistent with its past practices. Camco and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of Camco as of December 31, 2007, included in Camco’s Reports or acquired after such date, other than properties sold by Camco in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. All real and personal property which is material to Camco or any of its Subsidiaries’ businesses and leased or licensed by Camco or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.
     3.31 Labor and Employment Matters. Except as set forth in Schedule 3.31 of the Camco Disclosure Schedules, neither Camco nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Camco or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of Camco or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving Camco or its Subsidiaries pending or threatened. Except as set forth in Schedule 3.31 of the Camco Disclosure Schedules, Camco and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable laws, executive orders, rules and regulations regarding employees and independent contractors, including without limitation all applicable laws, executive orders, rules and regulations relating to employment, compensation, working conditions, classification as employees, employment practices, leave, safety, affirmative action, applicant tracking, discrimination, harassment, retaliation, whistleblowing, immigration, lay offs, notice regarding lay offs, labor relations, payroll practices, wages, and hours of work. Except as set forth in Schedule 3.31 of the Camco Disclosure Schedules, Camco and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable employment tax laws.
     3.32 Termination Benefits. Schedule 3.32 of the Camco Disclosure Schedules contains a complete and accurate schedule, showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by Camco on Schedule 3.32 of the Camco Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by Camco and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of Camco or, if applicable, its Subsidiaries and any officer or employee of Camco or, if applicable, its Subsidiaries.
     3.33 Deposits. Except as set forth in Schedule 3.33 of the Camco Disclosure Schedules, none of the deposits of Camco Bank is a “brokered” deposit.
     3.34 Required Vote. The affirmative vote of (i) the holders of a majority of the issued and outstanding shares of Camco is necessary to approve this Agreement and the Merger on behalf of Camco and (ii) Camco, as the sole stockholder of Camco Bank is necessary to approve the Bank Merger Agreement on behalf of Camco Bank. No other vote of the stockholders of Camco or any Subsidiary is required.
     3.35 Transactions With Affiliates. All “covered transactions” between Camco and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.
     3.36 Insurance. Except as set forth in Schedule 3.36 of the Camco Disclosure Schedules, Camco and its Subsidiaries are presently insured, and since December 31, 2004, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Camco and its Subsidiaries are in full force and effect, Camco and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.
     3.37 Indemnification. Except as set forth in Schedule 3.37 of the Camco Disclosure Schedules, and except as provided in Camco’s employment agreements, its indemnification agreement with Stifel, or the Restated Certificate of Incorporation or Amended and Restated Bylaws of Camco, neither Camco nor its Subsidiaries is a party to any indemnification agreement with any of its directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Camco or any of its Subsidiaries (a “Covered Person”), and, except as set forth in Schedule 3.37 of the Camco Disclosure Schedules, there are no pending claims for which any Covered Person would be entitled to indemnification under the Restated Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.
     3.38 Voting Agreements. The Camco directors and officers, as set forth in Schedule 3.38 of the Camco Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex B, hereto.
     3.39 CRA Rating. Each of the Subsidiaries or affiliates of Camco that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither Camco nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.
     3.40 Disclosure. The representations and warranties contained in this Article III hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III hereof not misleading. There is no fact known to Camco that has not been disclosed herein or in any other agreement, document or written statement furnished by Camco to First Place or its counsel, accountants or other service professionals in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on Camco.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FIRST PLACE
     Prior to the date hereof, First Place has delivered to Camco a schedule setting forth, among other things, items, the disclosure of which, is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV hereof or to one or more of its covenants contained in Article V hereof or additional agreements in Article VI hereof (“First Place Disclosure Schedules”). A disclosure in the First Place Disclosure Schedules shall qualify the applicable section or subsection of this Agreement regardless of whether such section or subsection specifically references the First Place Disclosure Schedules. First Place represents and warrants to Camco that each of the following representations and warranties in this Article IV of this Agreement, which include and incorporate the exceptions set forth on the First Place Disclosure Schedules, are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties expressly are made as of specific date and time (in which case such representations and warranties will be true and correct as of such date and time):
     4.1 Corporate Organization.
          (a) First Place is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place. First Place is duly registered as a unitary savings and loan holding company under the HOLA. The Certificate of Incorporation and Bylaws of First Place, copies of which have previously been delivered to Camco, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
          (b) The Bank is a federal savings association that is duly organized and validly existing under the laws of the United States of America and the rules and regulations of the OTS. The Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Bank. Each of First Place’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place. The governing documents of each Subsidiary of First Place, copies of which have previously been delivered to Camco, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
          (c) The minute books of First Place and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2002 of their respective stockholders and boards of directors (including committees of their respective boards of directors). First Place has made available to Camco correct and complete copies of all minutes of the board of directors of Camco and its Subsidiaries since December 31, 2002.
     4.2 Capitalization. As of the date of this Agreement, the authorized capital stock of First Place consists of 33,000,000 shares of First Place Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share (“First Place Preferred Stock”). As of the date of this Agreement, there were 18,114,673 shares of First Place Common Stock and no shares of First Place Preferred Stock issued and outstanding, and 1,698,644 shares of First Place Common Stock held in First Place’s treasury. As of the date of this Agreement, 975,632 shares of First Place Common Stock were reserved for issuance upon the exercise of stock options pursuant to First Place Financial Corp. 1999 Incentive Plan and the First Place Financial Corp. 2004 Incentive Plan (the “First Place Stock Plans”). All of the issued and outstanding shares of First Place Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the stock options set forth above, First Place does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of First Place Common Stock or First Place Preferred Stock or any other equity securities of First Place. The shares of First Place

Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.
          (b) Schedule 4.2(b) of the First Place Disclosure Schedules sets forth a true and correct list of all of First Place Subsidiaries as of the date of this Agreement. Except as set forth in Schedule 4.2(b) of the First Place Disclosure Schedules, First Place owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of First Place, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of First Place has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of First Place calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.
     4.3 Authority; No Violation.
          (a) First Place has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the Board of Directors of First Place. The Board of Directors of First Place has directed that this Agreement be submitted to First Place’s stockholders for adoption at a meeting of such stockholders and, except for adoption of this Agreement by the requisite vote of First Place’s stockholders, the board appointment of the Camco Designees and action to be taken to complete the Subsidiary Merger, no other corporate proceedings on the part of First Place are necessary to approve the Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Place and (assuming due authorization, execution and delivery by Camco) constitutes a valid and binding obligation of First Place, enforceable against First Place in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.
          (b) The Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the board of directors of the Bank and approved by the sole stockholder of the Bank. No other corporate proceedings on the part of the Bank will be necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement (assuming due authorization, execution and delivery by Camco Bank) will constitute a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

          (c) Except as set forth in Schedule 4.3(c) of the First Place Disclosure Schedules, neither the execution and delivery of this Agreement by First Place or the Bank Merger Agreement by the Bank, nor the consummation by First Place or the Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by First Place or the Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the their respective governing documents or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Place or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of First Place or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Place or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on First Place or materially impact the terms and conditions or transactions contemplated hereby.
     4.4 Consents and Approvals. Except for (a) the filing of applications with the OTS and approval or non-objection of such applications by the OTS and any other Governmental Entity, (b) the filing with the SEC of the Proxy Statement and the S-4, (c) the filing of the Certificate of Merger with the Delaware Secretary of State, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Place Common Stock pursuant to this Agreement, (e) the approval by the NASDAQ Stock Market of the listing of the additional shares of First Place Common Stock on the NASDAQ Global Select Market to be issued pursuant to Article II hereof, (f) the adoption of this Agreement by the requisite vote of the stockholders of First Place, and (g) such filings, authorizations or approvals as may be set forth in Schedule 4.4 of the First Place Disclosure Schedules, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by First Place of this Agreement and (2) the consummation by First Place of the Merger and the other transactions contemplated hereby.
     4.5 Reports. First Place and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2005 with any Regulatory Agency, and all other material reports and statements required to be filed by them since June 30, 2005, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, any State Regulator and any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of First Place and its Subsidiaries, and, except as set forth in Schedule 4.5 of the First Place Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to First Place’s knowledge, investigation into the business or operations of First Place or any of its Subsidiaries since June 30, 2005. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of First Place or any of its Subsidiaries, which has been communicated to First Place or any of its Subsidiaries.
     4.6 Financial Statements. First Place has previously delivered to Camco copies of (i) the consolidated balance sheets of First Place and its Subsidiaries at June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for First Place for the fiscal years ended June 30, 2005 through 2007, in each case accompanied by the audit report of Crowe Chizek and Company LLC, independent public accountants with respect to First Place and its Subsidiaries (the “First Place Financial Statements”), and (ii) the unaudited consolidated balance sheet of First Place and its Subsidiaries as of December 31, 2007 and 2006 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the six month periods then ended as reported in First Place’s Quarterly Report on Form 10-Q for the period ended December 31, 2007 and filed with the SEC under the Exchange Act. The December 31, 2007 consolidated balance sheet of First Place (including the related notes, where applicable) fairly presents the consolidated financial position of First Place and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 hereof (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.14 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of First Place and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.14 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.14 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of First Place and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.
     4.7 Broker’s Fees. Neither First Place nor any Subsidiary of First Place, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Bank Merger Agreement, except that First Place has engaged, and will pay a fee or commission to, Austin Associates LLC (“Austin”) in accordance with the terms of a letter agreement between Austin and First Place.
     4.8 Absence of Certain Changes or Events.
          (a) Except as may be set forth in Schedule 4.8(a) of the First Place Disclosure Schedules, or as disclosed in First Place’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 (a true, complete and correct copy of which has previously been delivered to

Camco), since December 31, 2007, (i) neither First Place nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on First Place.
          (b) Except as set forth in Schedule 4.8(b) of the First Place Disclosure Schedules, since December 31, 2007, First Place and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices and have not made any material changes to their business operations.
     4.9 Legal Proceedings.
          (a) Except as set forth in Schedule 4.9(a) of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is a party to any and there are no pending or to First Place’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Place or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.
          (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Place, any of its Subsidiaries or the assets of First Place or any of its Subsidiaries that has had, or could reasonably be expected to have, a Material Adverse Effect on First Place.
          (c) Except as set forth in Schedule 4.9(c) of the First Place Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best of First Place’s knowledge, threatened against any of the directors or officers of First Place or its Subsidiaries in their capacities as such, and no director or officer of First Place or its Subsidiaries currently is being indemnified or seeking to be indemnified by First Place or its Subsidiaries pursuant to applicable law or their governing documents.
     4.10 Taxes.
          (a) (i) All Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to First Place and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither First Place nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of First Place or any of its Subsidiary, other than extensions that have expired.

          (b) First Place has made available to Camco (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by First Place and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed; (ii) any audit report issued within the last three years relating to Taxes due from or with respect to First Place and its Subsidiaries. Since January 1, 2001, no claim has been made by a taxing authority in a jurisdiction where First Place and its Subsidiaries do not file Tax Returns that First Place or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
          (c) Neither First Place nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the First Place Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the First Place Financial Statements.
          (d) Schedule 4.10(d) of the First Place Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to First Place and any of its Subsidiaries after January 1, 2005.
          (e) Except as set forth in Schedule 3.10(e) of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.
          (f) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to First Place or any of its Subsidiaries.
          (g) Neither First Place nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code. Neither First Place nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was First Place) or (B) has any liability for the taxes of any person (other than First Place or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
          (h) Except as set forth on Schedule 4.10(h) of the First Place Disclosure Schedules, since January 1, 2005, neither First Place nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by First Place or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of First Place or any of its Subsidiaries.
          (i) As of the date hereof, First Place has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as reorganization within the meaning of Section 368(a) of the Code.
          (j) Each of First Place and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under applicable laws.
          (k) There are no liens or other encumbrances on any of the assets of First Place or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).
     For purposes of this Agreement, “First Place Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes First Place and its Subsidiaries or any predecessor of or any successor to First Place (or to another such predecessor or successor).
     4.11 SEC Reports. Since June 30, 2005, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-K and 8-K), schedule and definitive proxy statement filed by First Place with the SEC pursuant to the Securities Act or the Exchange Act (the “First Place Reports”) or (b) communication mailed by First Place to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. First Place has timely filed all First Place Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all First Place Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.
     4.12 First Place Information. The information relating to First Place and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement, the S-4 and any other document filed with any Regulatory Agency in connection herewith (except for such portions thereof that relate only to Camco as represented in Section 3.13 hereof), or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) will comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.
     4.13 Ownership of Camco Common Stock. None of First Place or any of its Subsidiaries, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Camco, provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of Camco constituting a component or portion of any index or mutual fund.
     4.14 Compliance with Applicable Law. First Place and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for such noncompliance that would not individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on First Place, and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to its knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Place or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on First Place.
     4.15 Agreements with Regulatory Agencies. Except as set forth in Schedule 4.15 of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Schedule 4.15 of First Place Disclosure Schedules, a “First Place Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has First Place or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.
     4.16 Undisclosed Liabilities. Except (a) as set forth in Schedule 4.16 of the First Place Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of First Place included in its Form 10-Q (including, but not limited to any footnotes contained therein) for the period ended December 31, 2007 and (c) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2007 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on First Place, neither First Place nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).
     4.17 Loan Portfolio.
          (a) Except as set forth in Schedule 4.17(a) of the First Place Disclosure Schedules, in First Place’s reasonable judgment, the allowance for loan losses reflected in First Place’s audited statement of financial condition at June 30, 2007 was, and the allowance for loan losses shown on the balance sheets in First Place’s filings with the SEC for periods ending after June 30, 2007 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested First Place to increase the allowance for loan losses for such periods.

          (b) As of December 31, 2007, except as set forth in Schedule 4.17(b) of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is a party to any written or oral (i) Loan, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in material default of any other provision, or (ii) Loans with any director, executive officer or ten percent stockholder of First Place or any of its Subsidiaries, or to the knowledge of First Place, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 4.17 of the First Place Disclosure Schedules sets forth (i) all of the Loans of First Place or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of First Place or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof to the Closing Date, First Place shall inform Camco in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.
          (c) Each loan reflected as an asset in First Place’s filings with the SEC (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on First Place.
     4.18 Transactions With Affiliates. All “covered transactions” between First Place and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.
     4.19 Insurance. First Place and its Subsidiaries are presently insured, and since June 30, 2004, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by First Place and its Subsidiaries are in full force and effect, First Place and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.
     4.20 CRA Rating. Each of the Subsidiaries or affiliates of First Place that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither First Place nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

     4.21 Employee Benefit Matters.
          (a) First Place has heretofore delivered to Camco true and complete copies of each employee benefit plan, as the term is defined in Section 3 of ERISA, and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement by First Place, any of its Subsidiaries or any trade or business, whether or not incorporated, which together with First Place would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code (“First Place ERISA Affiliate”) (collectively referred to as the “First Place Plans”) and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any First Place Plan (if applicable) for the most recent year, (ii) the most recent determination letter from the IRS (if applicable) for any First Place Plan, (iii) the most recent year’s annual reports (Form 5500), together with all schedules, as required, filed with the IRS or DOL for any First Place Plan, and (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each First Place Plan.
          (b) Each of the First Place Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the First Place Plans intended to be “qualified” within the meaning of Section 401(a) of the Code either (1) has received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and First Place is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each First Place Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such First Place Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such First Place Plan’s actuary with respect to such plan, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits, (iv) no liability under Title IV of ERISA has been incurred by First Place, its Subsidiaries or any First Place ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to First Place, its Subsidiaries or a First Place ERISA Affiliate of incurring a material liability thereunder, (v) no First Place Plan is a “multiemployer pension plan, as such term is defined in Section 3(37) of ERISA, (vi) all contributions or other amounts payable by First Place, its Subsidiaries or any First Place ERISA Affiliates as of the Effective Time with respect to each First Place Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (vii) neither First Place, its Subsidiaries nor any First Place ERISA Affiliate has engaged in a transaction in connection with which First Place, its Subsidiaries or any First Place ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) no First Place Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of First Place, its Subsidiaries or any First Place ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of First Place, its Subsidiaries or the First Place ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (ix) each First

Place Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (x) there are no pending, or, to First Place’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the First Place Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of First Place or any First Place ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.
     4.22 Disclosure. The representations and warranties contained in this Article IV do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV hereof not misleading. There is no fact known to First Place that has not been disclosed herein or in any other agreement, document or written statement furnished by First Place to Camco or its counsel, accountants or other service professional in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on First Place.
     4.23 Required Vote. The affirmative vote of (i) the holders of a majority of the issued and outstanding shares of First Place is necessary to approve this Agreement and the Merger on behalf of First Place and (ii) First Place, as the sole stockholder of the Bank, is necessary to approve the Bank Merger Agreement on behalf of the Bank. No other vote of the stockholders of First Place or any Subsidiary is required.
     4.24 Assistance Agreements. Neither First Place nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which First Place or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.
     4.25 Approvals. As of the date of this Agreement, First Place knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained without the imposition of a Burdensome Condition (as defined in Section 7.1(g) hereof).
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
     5.1 Forbearances of Camco. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as expressly set forth on a schedule under this Article V (“Previously Disclosed”), without the prior written consent of First Place, which shall not be unreasonably withheld, Camco will not and will cause each of its Subsidiaries not to:
          (a) Ordinary Course. Conduct its business other than in the ordinary and usual course of business consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and First Place the goodwill of the customers of Camco and its Subsidiaries and others with whom business relations exist.
          (b) Capital Stock. Other than pursuant to the Camco Options that are exercisable which are set forth on Schedule 2.8 of the Camco Disclosure Schedules and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of any equity or debt securities or any rights or (ii) permit any additional shares of equity securities to become subject to grants of employee, director or consultant stock options or other rights.
          (c) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Camco Common Stock, other than quarterly cash dividends paid in the ordinary course of business not to exceed $0.075 per quarter, provided, however, that no dividends shall be declared or paid with respect to any quarterly period for which Camco reports a loss, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or (iii) declare any special dividend.
          (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Camco or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 3.5% (ii) for other changes that are required by applicable law, and (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 5.1(d) of the Camco Disclosure Schedules.
          (e) Hiring and Terminations. Have any layoffs, work force reductions or otherwise terminate the employment of any employee, other than for cause or in the ordinary course of business, consistent with past practice. Hire any person as an employee of Camco or its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(e) of the Camco disclosure Schedules and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Camco or its Subsidiaries other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000. The vacancies in the positions that Camco or its Subsidiaries intends to fill after the date hereof with respect to any officer with a salary of $50,000 or more shall be done with the prior advice, consultation and consent of First Place, which consent shall not be unreasonably withheld.
          (f) Benefit Plans. Enter into, establish, adopt or amend, or make any contributions to (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(f) of the Camco Disclosure Schedules), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Camco or any Subsidiary or take any action, other than contemplated by this Agreement, to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.
          (g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, including investment securities, loans and OREO, any of which are material, individually or in the aggregate, to Camco on a consolidated basis, except for such sales, transfers, mortgages, pledges, encumbrances or other dispositions in the ordinary course of business consistent with past practices.
          (h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.
          (i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts exceeding $50,000.
          (j) Governing Documents. Amend its Restated Certificate of Incorporation, Amended and Restated Bylaws or similar governing documents.
          (k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP, except as contemplated in Section 6.9 hereof.
          (l) Contracts. Enter into, renew, terminate, permit automatic renewal, amendment to or modification of any agreement for services to be provided to Camco or any Subsidiary which such agreement exceeds $50,000 in value.
          (m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Camco or any Subsidiary is currently a party or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Camco or any Subsidiary of an amount which exceeds $10,000 and/or would impose any material restriction on the business of Camco or any Subsidiary or otherwise have a Material Adverse Effect on Camco.
          (n) Banking Operations. Enter into any new material line of business, other than the origination of FHA or VA Loans; implement, adopt or otherwise change its lending, investment, underwriting, risk (including interest rate risk policies, procedures and practices) and asset liability management and other material banking and operating policies or other Policies and Practices (as defined in Section 6.9), except as required by applicable law, regulation or policies imposed by any Governmental Entity; or file any application or make any contract with respect to branching or site location or branching or site relocation. Fail to follow its existing policies and practices with respect to managing exposure to interest rate risk or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.
          (o) Derivatives Contracts. Enter into any structured transactions, securities, arbitrage or hedging activity, including use of derivatives.
          (p) Indebtedness. Incur any new indebtedness for borrowed money in excess of $50,000,000 in the aggregate with a term of no more than one year without prior written approval from First Place or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice.
          (q) Jumbo Certificates of Deposit. Originate any Certificate of Deposit in excess of $250,000 (“Jumbo CD”) or reprice any existing Jumbo CD in excess of the then current Federal Funds rate plus 200 basis points.
          (r) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than federal funds or United States Government securities or United States Government agency securities.
          (s) Loans. Make, purchase, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”) other than in the ordinary course of business, provided that any commercial business loan with a principal balance in excess of $2,000,000 (whether individually or in the aggregate), multi-family residential loan with a principal balance in excess of $2,000,000 (whether individually or in the aggregate), commercial real estate loan with a principal balance in excess of $2,000,000 (whether individually or in the aggregate), single family owner occupied loan with a principal balance in excess of $417,000 and otherwise in compliance with the underwriting requirements of the FHLMC and FNMA (whether individually or in the aggregate) or any other loan with a principal balance in excess of $650,000 (whether individually or in the aggregate and only if there is a concurrent loan commitment to sell in the secondary market) cannot be originated, purchased, renewed or modified without First Place’s prior written consent which shall be deemed given if a written objection thereto is not received within two business days after delivery of written notice thereof. Purchase or commit to purchase any bulk loan portfolio. Originate, purchase or otherwise acquire any (i) loan from any correspondent relationship other than existing correspondent relationships, (ii) acquisition, development and speculative construction loan, (iii) one-to four-family non-owner occupied or investor loan with a loan to value ratio greater than 70%, (iv) builder construction lines of credit or (v) loan with a loan to value ratio greater than 80% of the lower of the appraised value or the purchase price other than loans with private mortgage insurance on the portion of the principal amount that exceeds such 80%.
          (t) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a hazardous substance (as defined in 3.23(e)) in amounts which, if such foreclosure were to occur, would be a violation of applicable law or otherwise materially reduce the value of the property.
          (u) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII hereof not being satisfied or (z) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.
          (v) Board Membership and Officers. Elect or appoint (i) any person to the board of directors of Camco or any Subsidiary who is not a director serving on the Camco or any Subsidiary board of directors as of the date hereof, or (ii) any person to serve as an officer of Camco or any Subsidiary who is not already serving in such position as of the date of this Agreement, or (iii) any existing officer or director of Camco or any Subsidiary to serve in a different capacity or position than such person holds as of the date of this Agreement.
          (w) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof which are previously disclosed, pay, lend or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act and the rules and regulations thereunder) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice.
          (x) Camco Advertising. Increase, reduce, diminish or otherwise materially adversely affect the existing level, quality and frequency of advertising, commercials and/or other promotional campaigns for Camco and its Subsidiaries.
          (y) Broad Communications. Issue any broadly distributed communication of a general nature to its customers or employees (including, without limitation, any general communications relating to benefits or compensation in connection with or following the Merger), except for (i) written or oral communications in the ordinary course of business that do not relate in any manner to the Merger or (ii) written or oral communications about the Merger consistent with information publicly available through approved press releases (as provided for in Section 6.5) or through SEC, OTS, FDIC, Ohio DFI or FRB regulatory filings.
          (z) No New Subsidiaries. Neither Camco nor its Subsidiaries will establish, acquire or otherwise create any new entity or otherwise enter into any joint venture or other association. Change, alter or modify the business operations of any Subsidiary.

          (aa) Tax Related Provisions. Make any elections, or change current elections, with respect to Taxes affecting Camco and its Subsidiaries without prior written consent of First Place, which consent shall not be unreasonably withheld.
          (bb) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.
     5.2 Forbearances of First Place. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Camco, First Place will not, and will cause each of its Subsidiaries not to:
          (a) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, except as may be required by applicable law or regulation, (y) any of the conditions to the Merger that are set forth in Article VII hereof not being materially satisfied, except as may be required by applicable law or regulation, or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.
          (b) Governing Documents. Amend its Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, which as a direct result of such amendment materially and adversely affects the economic value to be received by the holders of Camco Common Stock.
          (c) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.
          (d) Dividends. As to First Place only, declare or pay any extraordinary or special dividends on or make any other extraordinary or special distribution to its stockholders.
ARTICLE VI
ADDITIONAL AGREEMENTS
     6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Camco and First Place agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger Agreement as promptly as practicable and otherwise to enable consummation of the Merger and the Bank Merger Agreement, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party hereto to that end. First Place agrees to inform Camco promptly of the receipt of any Requisite Regulatory Approvals.
     6.2 Stockholder Approval.
          (a) Camco agrees to take, in accordance with applicable law and its Restated Certificate of Incorporation and Amended and Restated Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Camco’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Camco Stockholder Meeting”). Camco shall hold the Camco Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. Camco agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. Except with the prior approval of First Place, no other matters shall be submitted for the approval of Camco stockholders at the Camco Stockholder Meeting. The Camco board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the Camco board of directors from withholding, withdrawing, amending or modifying its recommendation if the Camco board of directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the Camco stockholders under applicable law; provided, further, that Section 6.7 hereof shall govern the withholding, withdrawing, amending or modifying of such recommendation in the circumstances described therein.
          (b) First Place agrees to take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a meeting of its stockholders to consider and vote upon the approval of this Agreement, the Bank Merger Agreement and any other matters required to be approved by First Place’s stockholders for consummation of the Merger (including any adjournment or postponement, the “First Place Stockholder Meeting”). First Place shall hold the First Place Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. First Place agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. The First Place board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders.
     6.3 Registration Statement.
          (a) First Place agrees to prepare the S-4 or other applicable registration statement to be filed by First Place with the SEC in connection with the issuance of First Place Common Stock in the Merger (including the Proxy Statement and other proxy solicitation materials of Camco and First Place constituting a part thereof and all related documents). Camco shall promptly prepare and furnish no later than 45 days after the date of this Agreement such information relating to it and its directors, officers and stockholders, any description of the business or any financial information as may be required under applicable SEC rules and regulations in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Camco, and its legal, financial and accounting advisors, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the S-4 prior to its filing. Camco agrees to cooperate with First Place and First Place’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the S-4 and the Proxy Statement. Provided that Camco has cooperated as described above, First Place agrees to file, or cause to be filed, the S-4 with the SEC as promptly as reasonably practicable but in no event any later than 30 days after receipt of the Camco information. Each of Camco and First Place agrees to use its reasonable best efforts to cause the S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. First Place also agrees to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the S-4 is declared effective under the Securities Act, First Place and Camco shall promptly mail at their own expense the Proxy Statement to each of their stockholders.
          (b) Each of Camco and First Place agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 shall, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Camco Stockholder Meeting and First Place Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Camco and First Place further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such Party that would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Parties thereof and to take the necessary steps to correct the S-4 or the Proxy Statement.
          (c) First Place agrees to advise Camco, promptly after First Place receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment is required to be filed, of the issuance of any stop order or the suspension of the qualification of First Place Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent First Place is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.
     6.4 Regulatory Filings.
          (a) Each of First Place and Camco shall cooperate and cause their respective Subsidiaries to cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger and Subsidiary Merger and the other transactions contemplated hereby; and any initial filings with Governmental Entities shall be made by First Place as soon as reasonably practicable after the execution hereof. Each of First Place and Camco shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed), and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Entity in connection with the Merger and Subsidiary Merger. In exercising the foregoing right, each of such Party agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and Subsidiary Merger, and each Party shall keep the other Party apprised of the status of material matters relating to completion of the Merger.
          (b) Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries (if applicable), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of their Subsidiaries (if applicable) to any third party or Governmental Entity.
     6.5 Press Releases. Camco and First Place shall consult with each other before issuing any press release with respect to the Merger or this Agreement. First Place and Camco will issue a joint press release with respect to the Merger or this Agreement as soon as practicable after this Agreement is fully executed. Neither Party shall issue any press release with respect to the Merger or this Agreement or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either Party may, without the prior consent of the other (but after consultation with the other Party, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law. Camco and First Place shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other Party.
     6.6 Access; Information.
          (a) Camco agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford First Place and First Place’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of Camco and to such other information relating to Camco as First Place may reasonably request and, during such period, it shall furnish promptly to First Place all information concerning the business, properties and personnel of Camco as First Place may reasonably request, subject to applicable law.
          (b) First Place agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Camco and its authorized representatives such access during normal business hours to First Place’s personnel and to such other information relating to First Place as Camco may reasonably request, and, during such period, it shall furnish promptly to Camco all information that Camco may reasonably request.
          (c) Each Party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.6 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger. Subject to the requirements of law, each Party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.6 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such Party without being disclosed pursuant to any other confidentiality agreement, (ii) becomes available to such Party from other sources not known by such Party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the Party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the Merger shall otherwise fail to be consummated, each Party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the Party that furnished the same. No investigation by any Party of the business and affairs of any other Party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any Party’s obligation to consummate the Merger.
     6.7 Acquisition Proposals. Camco agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Camco, or any purchase of all or substantially all of the assets of Camco or more than 25% of the outstanding equity securities of Camco (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Camco further agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Camco or the Camco board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a person who has made an unsolicited bona fide written Acquisition Proposal if the Camco board of directors receives from the person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal or (D) voting to recommend such an Acquisition Proposal to the stockholders of Camco, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the Camco board of directors determines in good faith (after consultation with its outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the Camco board of directors determines in good faith (after consultation with its outside legal counsel and receipt of a written opinion of its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Camco’s stockholders from a financial point of view than the Merger. An Acquisition Proposal which is received and considered by the Camco board of directors in compliance with this Section 6.7 hereof and which meets the requirements set forth in clause (D) of the preceding sentence is herein referred to as a “Superior Proposal.” Camco agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. Camco agrees that it will promptly notify (which notification shall not more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) First Place if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Camco or any of its representatives.
     6.8 Certain Policies.
     At the earlier of (i) such time as First Place and Camco acknowledge that all conditions to consummate the Merger have been waived or satisfied or (ii) immediately prior to the Closing Date, and upon direction from First Place, Camco shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, investment portfolio, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) (collectively the “Policies and Practices”) so as to be applied on a basis that is consistent with that of First Place; provided that in any event, no modification or change to the Policies and Practices made by Camco pursuant to this Section 6.9 hereof shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. First Place shall provide such assistance and direction to Camco as is necessary in conforming to such Policies and Practices between the date of this Agreement until the Effective Time. The recording of any such modifications or changes shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Camco or its management with any such modifications or changes.
     6.9 NASDAQ Listing. Prior to the Effective Time, First Place agrees to file all applications necessary to list on the NASDAQ Global Select Market the shares of First Place Common Stock to be issued in connection with the Merger. Further, First Place agrees to promptly file all applications necessary to list on the NASDAQ Global Select Market the shares of First Place Common Stock to be issued upon the exercise of Camco Options.
     6.10 Indemnification.
          (a) From and after the Effective Time through the third anniversary of the Effective Time, First Place and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Camco (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Camco or its Subsidiaries or is or was serving at the request of Camco or its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Camco Restated Certificate of Incorporation, the Camco Amended and Restated Bylaws, and/or any agreement, arrangement or understanding which is set forth and described on Schedule 6.10(a) of the Camco Disclosure Schedules, in each case as in effect on the date hereof, provided, however, that First Place and its Subsidiaries shall not be required to indemnify any party for material breaches of the representations of this agreement to either or both of First Place and its Subsidiaries.
          (b) Any Indemnified Party wishing to claim indemnification under this Section 6.10 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.
          (c) Prior to Effective Time, First Place shall cause the persons serving as directors and officers of Camco and its Subsidiaries immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Camco for a period of three years after the Effective Time (provided that First Place may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Camco’s existing coverage limits) with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall First Place be required to expend for any one year an amount in excess of 125% of the aggregate premiums paid by Camco in 2007 on an annualized basis for such purpose (which aggregate premiums on an annualized basis are disclosed in Schedule 6.10(c) of the Camco Disclosure Schedules) (the “Insurance Amount”), and further provided that if First Place is unable to maintain or obtain the insurance called for by this Section 6.10 hereof as a result of the preceding provision, First Place shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

          (d) If First Place or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of First Place or the surviving company shall assume the obligations set forth in this Section 6.11 hereof prior to or simultaneously with the consummation of such transaction.
          (e) The provision of this Section 6.10 shall survive for three years after the Closing Date.
     6.11 Benefit Plans.
          (a) First Place shall take all reasonable action so that either contemporaneous with or as soon as administratively practicable after the Effective Time, employees of Camco or any of its Subsidiaries who become employees of First Place or its Subsidiaries shall be entitled (i) to participate in each employee benefit plan, program or arrangement of First Place of general applicability (“First Place Plans”) to the extent a similarly situated employee of First Place or its Subsidiaries participates in such First Place Plans as of such date, and (ii) to full credit for their years of employment by Camco or its Subsidiaries (or any of their respective predecessors if previously credited by Camco or any of its Subsidiaries) up to the Effective Time for purposes of any eligibility or vesting requirements under the First Place Plans to be provided as described in Section 6.11(a)(i). Nothing herein shall limit the ability of First Place to amend or terminate any of Camco’s Benefit Plans in accordance with their terms at any time.
          (b) At and following the Effective Time, First Place shall honor, and First Place shall continue to be obligated to perform, in accordance with their terms, contractual rights of, current and former employees of Camco and its Subsidiaries existing as of the Effective Time, as well as any severance employment or “change-in-control” agreements of Camco or any of its Subsidiaries that are set forth on Schedule 3.16 of the Camco Disclosure Schedules, subject in each case as the same may be modified or terminated with respect to certain executive officers of Camco or any of its Subsidiaries in accordance with the applicable terms thereof. The severance or termination payments which are payable pursuant to such agreements, plans or policies of Camco and Camco Bank (which have been quantified in reasonable detail as of the date hereof) are set forth in Schedule 6.11(b) of the Camco Disclosure Schedules provided that such payments shall be subject to the limitations under Sections 280(G) and provided further, that first Place shall not be liable for any taxes or penalties related to any excess parachute payments under Section 280G of the Code. The payment of any such payments shall comply with Section 409A of the Code, to the extent applicable.
          (c) In the event of any termination or consolidation of any Camco health plan with any health plan of First Place or any of its Subsidiaries, First Place shall make available to employees of Camco or its Subsidiaries who continue employment with First Place or its Subsidiaries (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to First Place employees. Unless a Continuing Employee affirmatively terminates coverage under a Camco health plan prior to the time that such Continuing Employee becomes eligible to participate in the First Place health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Camco health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of First Place and their dependents. In the event of a termination of any Camco health plan, or consolidation of any Camco health plan with any First Place health plan, any coverage limitation under the First Place health plan due to any pre-existing condition shall be waived by the First Place health plan to the degree that such condition was covered by the Camco health plan and such condition would otherwise have been covered by the First Place health plan in the absence of such coverage limitation. First Place shall assume full responsibility for providing COBRA continuation coverage to current and former employees of Camco and its Subsidiaries who are M&A Qualified Beneficiaries as the term is defined in Treas. Reg. §§ 54.4980B-1 – B-10.
          (d) Those employees of Camco or its Subsidiaries (other than employees who are otherwise parties to an employment agreement, change in control agreement or severance agreement with Camco or a Subsidiary under which severance payments would be due upon termination and not including temporary and/or co-operative employees) who are (i) terminated at the Effective Time; (ii) identified by First Place for inclusion in a force reduction as a result of the pending Merger and who sign and deliver a termination and release agreement in the form acceptable to First Place or (iii) continue as an employee of First Place or its Subsidiaries at the Effective Time, but are terminated within one year of the Effective Time, shall be entitled to out placement services provided by First Place and severance pay equal to two weeks of pay for each full year of service, subject to a minimum payment of four weeks and a maximum payment of 30 weeks. Such payments will be made by First Place within 30 days after the later of the Effective Time or the date the release becomes effective or the negotiated date of termination after the Effective Time and shall be made in compliance with Section 409A of the Code. Severance will be based on length of service to Camco or its Subsidiaries. If any corporation employing the employee also has a severance pay plan, any amounts paid pursuant to that plan shall reduce the amount that the employee will receive under this Section 6.11(d) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 6.11(d) hereof shall be construed or interpreted to limit or modify in any way First Place’s at-will employment policy. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any pension plan). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay period to the extent permitted under Section 409A of the Code.
          (e) Following the Effective Date and subject to Section 6.11(a), First Place shall review the Camco 401(k) Plan to determine whether to maintain, terminate, freeze or continue such plan. In the event that First Place elects to terminate or freeze the Camco 401(k) Plan following the Effective Date, Continuing Employees who were eligible for participation in the Camco 401(k) Plan will become immediately eligible to participate in the First Place 401(k) Plan, including for purposes of making elective deferrals, so that such Continuing Employees have no gap in participation in a 401(k) Plan. If necessary, First Place shall take such action as deemed necessary to amend the First Place 401(k) Plan to ensure immediate participation.

          (f) Following the Effective Date, First Place shall promptly take all steps necessary to assume the Camco Option Plans and shall reserve sufficient shares of First Place Common Stock for issuance pursuant to the exercise of Camco Options outstanding under such Camco Option Plans, as such Camco Options may be adjusted pursuant to Section 2.8. Further, First Place shall take all steps necessary to register with the SEC the shares of First Place Common Stock to be issued upon the exercise of Camco Options, including, without limitation, the filing of a Registration Statement(s) on Form S-8 or other appropriate registration statement.
     6.12 Notification of Certain Matters. Each of Camco and First Place shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to First Place or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.
     6.13 Subsequent Interim and Annual Financial Statements. First Place has delivered or made available to Camco, and Camco has delivered or made available to First Place, their respective audited financial statements and annual reports (or equivalent documentation) for the year ending June 30, 2007 and December 31, 2007, respectively. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, First Place will deliver to Camco and Camco will deliver to First Place their respective consolidated quarterly financial information as required to be filed with the SEC.
     6.14 Board and Loan Committee Visitation Rights. Camco shall allow one representative designated by First Place (either the President or the Chief Executive Officer of First Place Bank) to attend all meetings of Camco’s and its Subsidiaries’ board of directors in a nonvoting capacity, and in connection therewith, Camco shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Camco and its Subsidiaries provide to its board of directors. Camco shall also allow one representative of First Place to attend all meetings of Camco Bank’s loan committee in a nonvoting capacity, and in connection therewith, Camco shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Camco Bank provides to its loan committee, provided, however, that Camco may exclude the representative of First Place from access to any meeting or materials, or portion thereof, if a majority of the Camco board of directors determines, in good faith and after consultation with outside legal counsel, that such exclusion is necessary (i) to preserve attorney-client privilege for existing or pending litigation, (ii) to protect confidential or proprietary information that First Place does not contractually have the right to have access to under the terms of this Agreement or (iii) with respect to a discussion of this Agreement, the transactions contemplated hereby or a Superior Proposal.
     6.15 Current Information. During the period from the date of this Agreement to the Effective Time, Camco will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of First Place and to report (i) the general status of the ongoing operations of Camco and its Subsidiaries; (ii) the status of, and the action proposed to be taken with respect to, those Loans held by it or any Subsidiary, as well as its non-performing assets; (iii) the origination of all Loans; (iv) changes in its deposit balances equal to or more than $7.0 million; and (v) any material changes in its pricing of deposits.

Camco shall also provide to First Place, within 15 business days after the end of each calendar month, a monthly consolidated balance sheet, income statement and cash flows, beginning with the month ended April 2008. Camco will promptly notify the other of any material change in the normal course of business or in the operation of its properties or the properties of any of its Subsidiaries and all regulatory communications and governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation or any adverse legal proceedings involving itself or any of its Subsidiaries, and will keep First Place fully informed of such events.
     6.16 Execution and Authorization of Bank Merger Agreement. As of the date hereof, (a) First Place shall have (i) caused the board of directors of the Bank to approve the Bank Merger Agreement, a form of which is attached hereto as Annex A, (ii) caused the Bank to execute and deliver the Bank Merger Agreement, and (iii) approved the Bank Merger Agreement as the sole stockholder of the Bank, and (b) Camco shall have (i) caused the board of directors of Camco Bank to approve the Bank Merger Agreement and (ii) caused Camco Bank to execute and deliver the Bank Merger Agreement. The approval of the stockholder of Camco Bank to complete the Subsidiary Merger will be obtained after First Place acquires Camco at the Effective Time.
     6.17 Advisory Board. First Place shall, effective as of the Closing Date, cause each director of Camco (other than Camco Designees) and Mr. D. Edward Rugg, if such persons are willing to serve, to be elected or appointed as members of an Advisory Board to First Place (the “Camco Advisory Board”) to be established by First Place, the function of which shall be to assist the Bank to maintain customer relationships in the market area currently served by Camco Bank. The Camco Advisory Board will be maintained for a period of one year and shall meet on a quarterly basis. Each member of the Camco Advisory Board shall receive fees for each quarterly meeting attended equal to $1,500.
     6.18 Board Representation. First Place and the Bank shall appoint two members of the Camco board of directors to serve on the board of directors of each of First Place and the Bank.
     6.19 Retention Bonus. First Place agrees to create a retention bonus pool in order to help retain key employees of Camco. Employees of Camco and Camco Bank will be eligible to participate in the retention bonus pool. The amount to be awarded to an eligible employee, if any, shall be determined by First Place in consultation with Camco. Retention bonuses shall be paid to certain employees designated by First Place only if the employee continues to be employed as of a termination date determined by First Place.
     6.20 Tax Treatment. Each of First Place and Camco agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of Camco and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code. First Place and Camco shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the code
     6.21 Lease Obligations. Camco shall take all necessary action to ensure that First Place is approved, to the extent required, under or pursuant to all Camco lease agreements.

     6.22 Other Obligations. First Place agrees to expressly assume any and all obligations of Camco or its Subsidiaries under any agreements or contracts existing at the Effective Time that require such an express assumption to consummate the transactions contemplated by this Agreement or to fully vest in First Place all of the rights under any such agreements or contracts.
ARTICLE VII
CONDITIONS PRECEDENT
     7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each Party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver by the Parties hereto at or prior to the Effective Time each of the following conditions:
          (a) Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of at least a majority of the outstanding shares of Camco Common Stock and First Place Common Stock entitled to vote thereon.
          (b) NASDAQ Stock Market Listing. The shares of First Place Common Stock which shall be issued to the stockholders of Camco upon consummation of the Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.
          (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger and the Subsidiary Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).
          (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
          (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Subsidiary Merger or any of the other transactions contemplated by this Agreement or the Bank Merger Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Merger.
          (f) Federal Tax Opinion. First Place and Camco shall have received an opinion of Patton Boggs LLP, counsel to First Place (“First Place’s Counsel”), dated the Closing Date and in form and substance reasonably satisfactory to both First Place and Camco, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, First Place’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of First Place, the Bank, Camco, Camco Bank and others, reasonably satisfactory to such counsel.
          (g) No Burdensome Condition. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon First Place, Camco, Camco Bank, the Bank or any of their respective Subsidiaries (if applicable) that First Place, or Camco, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to First Place or Camco as to render inadvisable in the reasonable good faith judgment of First Place or Camco, the consummation of the Merger (a “Burdensome Condition”).
     7.2 Conditions to Obligations of First Place. The obligation of First Place to effect the Merger is also subject to the satisfaction or waiver by First Place at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Camco set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. First Place shall have received a certificate dated as of the Closing Date signed on behalf of Camco by the Chief Executive Officer and the Chief Financial Officer of Camco to the foregoing effect.
          (b) Performance of Obligations of Camco. Camco shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and First Place shall have received a certificate dated as of the Closing Date signed on behalf of Camco by the Chief Executive Officer and the Chief Financial Officer of Camco to such effect.
          (c) Receipt of Voting Agreements. Camco shall have delivered executed voting agreements from its executive officers and directors on the date of this Agreement.
          (d) Consents Under Agreements. Camco, Camco Bank and any Subsidiaries shall have obtained all third party consents, approvals or waivers that relate to any obligation, right, asset, property or interest of Camco or any Subsidiary of Camco under any loan or credit agreement, note, mortgage, indenture, lease, license, permit or other agreement or instrument, except where the failure to obtain such consent, approval or waiver would not have a Material Adverse Effect on Camco or adversely impact the economic or business benefits of the transactions contemplated by this Agreement to First Place as to render inadvisable, in the reasonable good faith judgment of First Place, the consummation of the Merger.
          (e) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.
          (f) 280G Issues. First Place shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that Camco and its Subsidiaries shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the Code) under any employment, severance or change in control agreement, benefit plans, or similar arrangements between Camco or any Subsidiary and any officers, directors, or employees thereof.
          (g) Permits, Authorizations, Etc. Camco and Camco Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals, including Requisite Regulatory Approvals, required for the lawful consummation of the Merger and Subsidiary Merger in accordance with applicable law and without violation of any material contract.
          (h) Dissenting Shares. Dissenting Shares shall not represent 15% or more of the outstanding Camco Common Stock.
          (i) Other Actions. Camco shall have furnished First Place with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as First Place may reasonably request.
     7.3 Conditions to Obligations of Camco. The obligation of Camco to effect the Merger is also subject to the satisfaction or waiver by Camco at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. The representations and warranties of First Place set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Camco shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to the foregoing effect.
          (b) Performance of Obligations of First Place. First Place shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Camco shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to such effect.
          (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an injunction shall be pending.
          (d) Deposit of Cash and Stock Consideration. First Place shall have deposited with the Exchange Agent the Cash Consideration and the Stock Consideration to be paid to holders of Camco Common Stock pursuant to Article II hereof.
          (e) Permits, Authorizations, Etc. First Place and the Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals, including Requisite Regulatory Approvals, required for the lawful consummation of the Merger and Subsidiary Merger in accordance with applicable law and without violation of any material contract.

          (f) Other Actions. First Place shall have furnished Camco with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.3 hereof as Camco may reasonably request.
ARTICLE VIII
TERMINATION AND AMENDMENT
     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Camco:
          (a) Mutual Consent. By mutual consent of Camco and First Place in a written instrument, if the board of directors of each so determines by a two-thirds vote of the members of its entire board;
          (b) No Regulatory Approval. By either First Place or Camco upon written notice to the other Party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) hereof if such denial or request or recommendation for withdrawal shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or (iii) there shall be a Burdensome Condition upon First Place, the Bank, Camco or Camco Bank.
          (c) Delay. By either First Place or Camco if the Merger shall not have been consummated on or before December 31, 2008, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;
          (d) Stockholder Approval. By either First Place or Camco (provided that (i) if Camco is the Terminating Party it shall not be in material breach of any of its obligations under Section 6.2(a) hereof and (ii) if First Place is the Terminating Party, it shall not be in material breach of any of its obligations under Section 6.2(b) hereof) if any approval of the stockholders of Camco or First Place required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;
          (e) Material Breach of Representations. By either First Place or Camco (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured within 30 days after notice with the breaching Party failing to diligently pursue a cure to completion. For purposes of this Agreement, “knowledge” shall mean, with respect to a Party hereto, actual knowledge of any officer of that Party with the title, if any, ranking not less than senior vice president and that Party’s in-house counsel, if any. “Material Adverse Effect” means, for purposes of this Agreement, any effect that (i) is material and adverse to the business, properties, assets liabilities, results of operations, financial condition or business of such Party and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of First Place or Camco to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in thrift, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) changes in GAAP or regulatory accounting requirements applicable to thrifts, banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or Subsidiary Merger or restructuring charges taken in connection with the Merger or Subsidiary Merger, in each case in accordance with GAAP, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement, (e) actions or omissions of First Place or Camco taken with the prior written consent of Camco or First Place, as applicable, in contemplation of the transactions contemplated hereby, (f) the payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change-in-control or severance agreements as of the date hereof, and (g) acts of terrorism or war.
          (f) Material Breach of Covenants. By either First Place or Camco (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party, which breach shall not have been cured within 30 days following receipt by the breaching Party of written notice of such breach from the other Party hereto (except that breaches of Sections 6.2, 6.3 and 6.16 shall not have a 30 day cure period); provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) hereof unless such breach shall have a Material Adverse Effect, as defined in Section 8.1(e) hereof, on the other Party.
          (g) Failure to Recommend. By First Place, if (i) the board of directors of Camco does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the board of directors of Camco shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of First Place or (iii) Camco fails to call, give proper notice of, convene and hold the Camco Stockholder Meeting. By Camco, if (i) the board of directors of First Place does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the board of directors of First Place shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of Camco or (iii) First Place fails to call, give proper notice of, convene and hold the First Place Stockholder Meeting.

          (h) Certain Tender or Exchange Offers. By First Place if a tender offer or exchange offer for 20% or more of the outstanding shares of Camco Common Stock is commenced (other than by First Place or a Subsidiary thereof), and the Camco board of directors recommends that the stockholders of Camco tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten-business day period specified in Rule 14e-2(a) under the Exchange Act.
          (i) Superior Proposal. At any time prior to the Camco Stockholder Meeting, by Camco in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by Camco and the Camco board of directors in full compliance with all of the requirements of Section 6.7 hereof, provided, however, that this Agreement may be terminated by Camco pursuant to this Section 8.1(i) hereof only after the fifth business day following Camco’s provision of written notice to First Place advising First Place that the Camco board of directors is prepared to accept a Superior Proposal, the party making such Superior Proposal and the material terms and conditions of the Superior Proposal, and only if, during such five-business day period, First Place does not, in its sole discretion, make an offer to Camco that the Camco board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to Camco and its stockholders as the Superior Proposal.
          (j) Decrease in Average Share Price. By Camco, upon written notice to First Place, within two days after determination of the Average Share Price, if the Average Share Price is less than $11.20 per share. Notwithstanding the foregoing, if Camco exercises its termination rights pursuant to this Section 8.1(j), First Place shall have the option, in its sole discretion and exercisable within five days of notice from Camco as set forth above, to increase the Exchange Ratio such that the adjusted Exchange Ratio multiplied by the Average Share Price shall equal $10.86. If First Place elects to exercise its option hereunder, Camco shall have no further right to terminate this Agreement pursuant to this Section 8.1(j) and this Agreement shall remain in effect in accordance with its terms, subject to other termination rights.
     8.2 Effect of Termination.
          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII hereof, no Party to this Agreement shall have any liability or further obligation to any other Party hereunder except (i) as set forth in this Section 8.2, Section 9.3 and 9.4 hereof and (ii) that termination will not relieve a breaching Party from liability for any fraudulent or willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.
          (b) In recognition of the efforts, expenses and other opportunities foregone by First Place while structuring and pursuing the Merger, the Parties hereto agree that Camco shall pay to First Place a termination fee of $3.80 million (the “Termination Fee”) in the manner set forth in (i), (ii) and (iii) below if:
                    (i) this Agreement is terminated by First Place pursuant to Section 8.1 (f) (only as it relates to breaches of Sections 6.2(a), 6.3 and 6.16), (g) (provided, however, with respect to a termination by First Place pursuant to Section 8.1(g), in the event that the board of directors of Camco determines in good faith, in order to comply with their respective fiduciary duties under applicable law and upon the written advice of legal counsel that it cannot recommend, or must withdraw or qualify its recommendation of, the Merger, such action by the Camco board of directors will not constitute a willful breach of this Agreement) or (h) hereof;
               (ii) this Agreement is terminated by (A) First Place pursuant to Section(s) 8.1(e) and (f) hereof, (B) by First Place pursuant to Section 8.1(c) hereof (provided such delay is caused by Camco), or (C) by First Place pursuant to Section 8.1(d) hereof (other than by reason of any breach by First Place) if Camco has failed to obtain the required vote of its stockholders, and in the case of any termination pursuant to clause (A), (B) or (C) a bona fide Acquisition Proposal (as defined in Section 6.7 hereof) shall have been publicly announced or otherwise communicated or made known to the Camco board of directors or any of its members (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make a bona fide Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of Camco contemplated by this Agreement, at the Camco Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clause (A) or (B); or
               (iii) this Agreement is terminated by Camco pursuant to Section 8.1(i) hereof.
In the event the Termination Fee shall become payable pursuant to this Section 8.2(b) hereof, the Termination Fee shall be paid within two business days following the date of termination of this Agreement. Any amount that becomes payable pursuant to this Section 8.2(b) hereof shall be paid by wire transfer of immediately available funds to an account designated by First Place. The sums paid under this Section 8.2(b) shall be the sole remedy available to First Place in the event of a termination of this Agreement under 8.2(b)(i), (ii) and (iii), except for claims brought under Section 8.2(a)(ii) hereof, including claims under Sections 8.2(b)(i) (other than pursuant to 8.1(g)), 8.2(b)(ii) and 8.2(b)(iii). If Camco fails to pay First Place the amounts due under paragraph (b) above within the time periods specified in such paragraph (b), Camco shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Place in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, provided First Place prevails on the merits, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
          (c) Camco and First Place agree that the agreement contained in Section 8.2(b) hereof is an integral part of the transactions contemplated by this Agreement, that without such agreement First Place would not have entered into this Agreement and that such amount does not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Camco. If Camco fails to pay First Place the amount due under paragraph (b) above within the time period specified in this Section, then Camco shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Place in connection with any action in which First Place prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
     8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
GENERAL PROVISIONS
     9.1 Closing. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the Parties, which shall be the first day which is (a) the last business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of First Place’s counsel unless another time, date or place is agreed to in writing by the Parties hereto.
     9.2 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, subject to Camco’s consent, which consent shall not be unreasonably withheld or delayed, prior to the Effective Time, First Place shall be entitled to revise the structure of the Merger and/or the Subsidiary Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of Camco to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Camco. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.
     9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.6(c), 8.1, 8.2 and this Article IX hereof, which shall survive any such termination). The representations, warranties, agreements and covenants contained in this Agreement shall not be deemed to be terminated or extinguished so as to deprive either Party hereto or any of their affiliates of any defense at law or in equity which otherwise would be available against the claims of any person.
     9.4 Expenses. Except as costs and expenses may be payable pursuant to Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel shall be paid by the Party incurring such expense, provided, however, that all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Subsidiary Merger and other transactions contemplated thereby shall be borne by First Place, provided, further, however, that nothing contained herein shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful breach of any provision of this Agreement.
     9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):(a) if to First Place, to:
First Place Financial Corp. 185 East Market Street Warren, Ohio 44481 Attention: Steven R. Lewis President and Chief Executive Officer

with a copy to:

Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037 Attention: Joseph G. Passaic, Jr.

(b)	if to Camco, to:

Camco Financial Corporation 6901 Glenn Highway Cambridge, Ohio 43725 Attention: Richard C. Baylor President and Chief Executive Officer

with a copy to:

Vorys, Sater, Seymour and Pease LLP 221 East Fourth Street Suite 2000, Atrium Two Cincinnati, Ohio 45201 Attention: Kimberly J. Schaefer
     9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or ''including’’ are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 7, 2008.
     9.7 Entire Agreement. This Agreement (including the disclosure schedules, annexes, exhibits, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.
     9.8 Governing Law. This Agreement shall be governed and construed in accordance with the law of the State of Delaware, without regard to any applicable conflicts of law. Any action or proceeding seeking to enforce any provision of, or based on any claims for equitable relief arising out of this Agreement or the transaction contemplated hereby may be brought against any Party only in the United States District Court for the Northern District of Ohio and if any Party does not have standing for such federal court, then to the Cuyahoga County Court of Common Pleas and each Party consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.
     9.9 Enforcement of the Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     9.10 Severability. Except to the extent that application of this Section 9.10 hereof would have a Material Adverse Effect on Camco or First Place, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.
     9.11 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after adoption of the Agreement by the stockholders of either Camco or First Place; provided, however, that after adoption of this Agreement by Camco’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Camco stockholders hereunder other than as contemplated by this Agreement or as otherwise required by applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.
     9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
     9.13 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.
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     IN WITNESS WHEREOF, First Place and Camco have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST PLACE FINANCIAL CORP.

	By:	/s/ Steven R. Lewis
	Name:	Steven R. Lewis
	Title:	President and Chief Executive Officer

Attest:

/s/ J. Craig Carr
Name: J. Craig Carr
Title: General Counsel and Secretary

CAMCO FINANCIAL CORPORATION

	By:	/s/ Richard C. Baylor
	Name:	Richard C. Baylor
	Title:	Chairman, President and
Chief Executive Officer

Attest:

/s/ Sharon K. Chorey Name: Sharon K. Chorey
Title: Assistant Corporate Secretary

ANNEXES A and B OMITTED